Via Facsimile and U.S. Mail
Mail Stop 6010

September 7, 2007

Ms. Renée A. Pinczes
Chief Financial Officer
AssuranceAmerica Corporation
5500 Interstate North Parkway, Suite 600
Atlanta, Georgia   30328

Re: AssuranceAmerica Corporation
Form 10-KSB for the Fiscal Year Ended December 31, 2006
Filed on April 2, 2007
File No. 0-06334

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. We think you should revise your document in response to these comments. Please be as detailed as necessary in your explanation. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-8

1.   Your presentation of your cash flows, net of the effect of agency acquisitions, and the disclosures regarding non-cash disclosures included in Note 14 do not appear to be in compliance with the presentation and disclosure requirements of SFAS 95. Refer to Example 1, paragraphs 131 through 134 in Appendix C of SFAS 95. Revise your presentation and disclosures as appropriate or explain why such revisions are not required.

Notes to Consolidated Financial Statements, page F-9
(2) Summary of Significant Accounting Policies, page F-9
Amortization of Intangible Assets, page F-10

2.   Please clarify why accumulated amortization expense is higher than the cost of non-compete clause assets. This asset appears to be the only intangible asset that you are amortizing as the amortization method and periods are not disclosed for any other of the intangible assets. Also, please clearly state which other intangible assets other than goodwill are considered to have indefinite lives and tell us why you believe the lives are indefinite. State if and to what extent there has been any impairment of your other indefinite lived assets.

(4) Losses and Loss Adjustment Expenses, pages F-12 – F13

3.   Your current discussion of the prior period reserve development does not explain the actual reasons for the developments presented in the table. Disclosures such as "claims and claim adjustment expenses incurred … increased by $0.2 million reflecting higher than anticipated losses" do not appear to be sufficiently informative. Please revise your disclosures to include an explanation of the actual reasons for the prior period reserve developments, where material, for all periods presented. Ensure your disclosures clarify the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.

*   *   *   *

As appropriate, please amend your Form 10-KSB for the year ended December 31, 2006 in response to these comments and respond to these comments within 10 business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant